Exhibit 99.5

NEWS RELEASE

NUVA Welcomes Arun Nayyar as Chief Executive Officer

November 25, 2013 - Vancouver, British Columbia, Canada: NUVA Pharmaceuticals Inc. (the “Company” or “NUVA”) announces Arun Nayyar has joined the Company as Chief Executive Officer effective immediately.  Mr. Nayyar replaces Thomas Kennedy who has stepped down as Chief Executive Officer.  Mr. Kennedy remains on the board of directors of the Company.

Mr. Nayyar has a generic pharmaceuticals background with global experience and is highly focused on the consumer, products and profits.  He has vast international generic pharmaceutical experience as an accomplished entrepreneurial global executive, with more than 30 years’ experience in global generic companies like Ranbaxy Pharmaceuticals, Accord Healthcare and Intas Pharmaceuticals.

He has in-depth knowledge and experience in creating, operating and leading wholly owned subsidiaries, joint ventures and greenfield startup operations, with or without manufacturing.  Mr. Nayyar gained considerable global outsourcing experience while working with Shoppers Drug Mart and Sanis Health in Canada, and has worked on consultancy projects for large retail companies like George Weston Limited for their retail pharmacy chain, Loblaw, and for other pharmacy chains under different banners.  He is a science graduate with management education and has excellent relations in the industry to create synergies for mutually beneficial business.

We welcome Mr. Nayyar to the board.  He is well suited to take the helm and with such an exceptional business and pharmaceuticals track record, we are thrilled to have him onboard.

On behalf of:

NUVA Pharmaceuticals Inc.

Jamie Lewin,

Director and CFO

Best-fit-consulting@hotmail.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves NUVA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. NUVA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to NUVA as of the date of this release, and NUVA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of NUVA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.